PE 4-30-02

02027732

RECEIVED APR 26 2002

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2002

Bank of Montreal
(Translation of registrant's name into English)

PROCESSED
MAY 03 2002
THOMSON
FINANCIAL

1 First Canadian Place
Toronto, Ontario M5X 1A1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F_____ Form 40-F__X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_____ No.__X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Bank of Montreal

News

FOR IMMEDIATE RELEASE

Bank of Montreal Revises its Loan Loss Guidance in Response to BCE Announcement

TORONTO, April 25, 2002 – Bank of Montreal today announced that its provision for credit losses for the second quarter of 2002 is expected to be in the range of CDN$300 to $325 million. The bank expects its provision for credit losses to be $775 to $825 million for the year.

These adjustments are directly attributable to BCE's announcement that it would cease to provide long-term support to Teleglobe Inc. With the increase in provisions for credit losses outlined above, the bank's credit exposure to Teleglobe has been provided for. The cash EPS guidance of 8 to 12 per cent growth for the year remains unchanged.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

The above paragraphs contain forward-looking statements that are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995.

By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not be achieved. Bank of Montreal cautions readers of this release not to place undue reliance on these forward-looking statements as a number of important factors could cause actual future results to differ materially.

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Media Relations Contacts:
Ralph Marranca, (416) 867-3996
Ronald Monet, (514) 877-1101

Investor Relations Contacts:
Susan Payne, (416) 867-6656
Lynn Inglis, (416) 867-5452

Internet: www.bmo.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bank of Montreal

Date: April 25, 2002

By [signature]

Sharon Sandall
Senior Assistant Secretary and
Shareholder Services Manager

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